Exhibit 99.1

JA Solar Announces Second Quarter 2012 Results

SHANGHAI, August 29, 2012 — JA Solar Holdings Co., Ltd., (Nasdaq:JASO) (“JA Solar” or the “Company”), one of the world’s largest manufacturers of high-performance solar power products, today announced its unaudited financial results for its second quarter ended June 30, 2012.

Second Quarter 2012 Highlights

•                 Shipments were 418 MW, in line with the low end of the Company’s previous guidance of 420 MW, and an increase of 14.2% from 366 MW in the first quarter of 2012

•                 Net revenue was RMB 1.8 billion ($284.4 million), an increase of 12.8% from RMB 1.6 billion ($252.2 million) in the first quarter of 2012

•                 Gross margin was 4.8%, compared with 2.1% in the first quarter of 2012

•                 Operating loss was RMB 155.9 million ($24.5 million), compared with operating loss of RMB 159.1 million ($25.0 million) in the first quarter of 2012

•                 Net loss, including a foreign exchange loss of RMB 69.8 million ($11.0 million) and tax expenses of RMB 120.0 million ($18.9 million), was RMB 457.8 million ($72.1 million), compared with net loss of RMB 250.9 million ($39.5 million) in the first quarter of 2012

•                 Loss per diluted ADS was RMB 2.34 ($0.37), compared with loss per diluted ADS of RMB 1.28 ($0.20) in the first quarter of 2012

•                 Cash and cash equivalents at the end of the quarter were RMB 3.7 billion ($589.1 million), compared with RMB 4.3 billion ($670.3 million) at the end of the first quarter of 2012

Dr. Peng Fang, CEO of JA Solar, commented, “In the second quarter, JA Solar achieved shipments in line with the low end of our guidance and maintained a healthy financial position despite the challenging market environment. Gross margin increased to 4.8% from 2.1% in the first quarter, as a result of our cost reduction efforts and increased operating efficiency. This quarter, modules accounted for more than 60% of revenues and more than 55% of shipments for the first time in our history. Although not as severe as in previous quarters, the downward pressure on pricing continued. In light of this, we focused on sustaining a healthy balance sheet and building our footprint in key growth markets.”

“In Europe, JA Solar is benefiting from the continued strength of the German market, and the growth in installation activity in new markets like the United Kingdom. We continue to work with our overseas manufacturing partners to supply the United States, but remain cautious given the lack of clarity about the impact of potential tariffs. At the same time, we have been successful in developing new customers in Canada. We are quickly building momentum in the promising Japanese market, where we have a strong position in both the rooftop and megawatt-scale solar farm segments. The new office we opened in Japan in August will allow even closer cooperation with our partners there. Along with China, where installation growth remains very encouraging, Japan should be an important growth market for JA Solar in the coming quarters.”

“While we recorded a loss for the quarter due to the unfavorable pricing environment, we continue to actively manage costs and operating expenses and have one of the strongest balance sheets in the industry. Our prudent approach to cash management throughout the current downturn has ensured that we have one of the best debt-to-asset ratios among our peers. Looking to the third quarter, our outlook on the market is cautious in light of uncertainty in the United States and shifting dynamics in European markets, and we have revised our guidance for the full year accordingly. Nevertheless, our robust balance sheet, expansion in key growth markets, close partnerships, and strong customer demand for our modules and cells underline our conviction that JA Solar will be a long-term industry winner. Looking to the third quarter, we remain focused on maintaining a healthy cash position while continuing aggressive expansion into key growth markets.”

Second Quarter 2012 Financial Results

Total shipments in the second quarter of 2012 were 418 MW, in line with the low end of the Company’s previously provided guidance of 420 MW to 440 MW. This represents a 14.2% increase from 366 MW in the first quarter of 2012 and a 4.2% increase from 401 MW in the second quarter of 2011.

Revenue in the second quarter of 2012 was RMB 1.8 billion ($284.4 million), an increase of 12.8% from RMB 1.6 billion ($252.2 million) in the first quarter of 2012, and a decrease of 32.3% from RMB 2.7 billion ($420.1 million) in the second quarter of 2011.

Gross profit in the second quarter of 2012 was RMB 86.1 million ($13.6 million), compared with a gross profit of RMB 33.2 million ($5.2 million) in the first quarter of 2012 and a gross loss of RMB 72.0 million ($11.3 million) in the second quarter of 2011. Gross margin was 4.8% in the second quarter of 2012, compared with 2.1% in the first quarter of 2012 and negative 2.7% in the second quarter of 2011.

Total operating expenses in the second quarter of 2012 were RMB 242.0 million ($38.1 million), compared with RMB 192.4 million ($30.3 million) in the first quarter of 2012 and RMB 130.0 million ($20.5 million) in the second quarter of 2011. The increase in total operating expenses quarter over quarter was primarily due to a prepayment impairment of RMB 21.3 million ($3.4 million) and an increase in freight costs and other export-related expenses of RMB 23.1 million ($3.6 million).

Operating loss in the second quarter of 2012 was RMB 155.9 million ($24.5 million), compared with an operating loss of RMB 159.1 million ($25.0 million) in the first quarter of 2012 and an operating loss of RMB 202.0 million ($31.8 million) in the second quarter of 2011. Operating margin was negative 8.6% in the second quarter of 2012, compared with a negative operating margin of 9.9% in the first quarter of 2012 and a negative operating margin of 7.6% in the second quarter of 2011.

Other loss in the second quarter of 2012 was RMB 48.4 million ($7.6 million), compared with other income of RMB 32.1 million ($5.1 million) in the first quarter of 2012 and other income of RMB 29.6 million ($4.7 million) in the second quarter of 2011. Other loss was primarily due to a foreign exchange loss of RMB 69.8 million ($11.0 million) resulting from the depreciation of the Euro against the Renminbi in the second quarter of 2012.

Tax expense in the second quarter of 2012 was RMB 120.0 million ($18.9 million), compared with tax expense of RMB 0.8 million ($0.1 million) in the first quarter of 2012 and a tax benefit of RMB 20.7 million ($3.3 million) in the second quarter of 2011. The increase in tax expense was primarily due to the accrual of an RMB 81.0 million ($12.8 million) income tax expense for one of our subsidiaries in Hebei province (“JA Hebei”), and RMB 21.1 million ($3.3 million) of withholding tax for a dividend distributed by one of our subsidiaries in Jiangsu province to its parent holding company.

In June 2012, the Company received a notice from the local tax bureau in Xingtai city, Hebei province, which ruled that JA Hebei was not eligible to benefit from a previously grandfathered tax holiday related to the portion of the taxable income of JA Hebei attributable to a capital injection made in 2008. The Company recorded tax payable of RMB 81.0 million ($12.8 million) at the end of the second quarter of 2012 and paid the amount in July 2012.

Loss per diluted ADS in the second quarter of 2012 was RMB 2.34 ($0.37), compared with loss per diluted ADS of RMB 1.28 ($0.20) in the first quarter of 2012 and loss per diluted ADS of RMB 1.39 ($0.22) in the second quarter of 2011.

In the second quarter of 2012, the Company had a negative operating cash flow of RMB 254.0 million ($40.0 million).

Liquidity

The Company maintained a strong balance sheet with cash and cash equivalents of RMB 3.7 billion ($589.1 million) and total working capital of RMB 2.0 billion ($316.6 million) at June 30, 2012. Total short-term bank borrowings and convertible notes due 2013 were RMB 2.4 billion ($374.1 million). Total long-term bank borrowings were RMB 4.3 billion ($682.3 million), among which RMB 1.6 billion ($247.3 million) were due in one year. The total face value of outstanding convertible notes due 2013 was RMB 1.4 billion ($219.7 million) at June 30, 2012.

Business Outlook

For the third quarter of 2012, the Company expects total cell and module shipments to be between 350 MW and 370 MW. For the full year 2012, the Company now expects total cell and module shipments to be between 1.5 GW and 1.8 GW, compared with the previously provided full year guidance of 1.8 GW to 2.0 GW. The revised estimates reflect the Company’s prioritization of maintaining a healthy financial position over short-term shipment gains.

Investor Conference Call / Webcast Details

A conference call has been scheduled for today, August 29, 2012, at 8:00 a.m. U.S. Eastern Time (8:00 p.m. Beijing/Hong Kong Time). The call may be accessed by dialing +65-6723-9381 (international), +1-718-354-1231 (U.S.), or +852-2475-0994 (Hong Kong). The passcode is JA Solar. A live webcast of the conference call will be available on the Company’s website at www.jasolar.com. A replay of the call will be available beginning two hours after the live call and will be accessible by dialing +61-2-8235-5000 (international) or +1-718-354-1232 (U.S.). The passcode for the replay is 21447705.

Currency Convenience Translation

The conversion of Renminbi into U.S. dollars in this release, made solely for the convenience of the reader, is based on the noon buying rate in the city of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York as of June 29, 2012, which was RMB 6.353 to $1.00. No representation is intended to imply that the Renminbi amounts could have been, or could be, converted, realized or settled into U.S. dollars at that rate on June 29, 2012, or at any other date. The percentages stated in this press release are calculated based on Renminbi.

Forward-looking Statements

This press release contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by words such as “may,” “expect,” “anticipate,” “aim,” “intend,” “plan,” “believe,” “estimate,” “potential,” “continue,” and other similar statements. Statements other than statements of historical facts in this announcement are forward-looking statements, including but not limited to, our expectations regarding the expansion of our manufacturing capacities, our future business development, and our beliefs regarding our production output and production outlook. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the Company and the industry. Further information regarding these and other risks is included in Form 20-F and other documents filed with the Securities and Exchange Commission. The Company undertakes no obligation to update forward-looking statements, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results.

About JA Solar Holdings Co., Ltd.

JA Solar Holdings Co., Ltd. is a leading manufacturer of high-performance solar power products that convert sunlight into electricity for residential, commercial, and utility-scale power generation. The Company is one of the world’s largest producers of solar cells. Its standard and high-efficiency product offerings are among the most powerful and cost-effective in the industry. The Company also produces solar modules which it distributes under its own brand and produces on behalf of solar manufacturers globally. The Company shipped 1.69 GW of solar power products in 2011. JA Solar is headquartered in Shanghai, China, and maintains production facilities in Shanghai, as well as Hebei, Jiangsu and Anhui provinces.

For more information, please visit www.jasolar.com.

JA Solar Holdings Co., Ltd.

Condensed Consolidated Statements of Operations and Comprehensive Income

(Unaudited)

	For three months ended
	Jun. 30, 2011	Mar. 31, 2012	Jun. 30, 2012	Jun. 30, 2012
	RMB’000	RMB’000	RMB’000	USD’000

Net revenues	2,669,111	1,602,219	1,806,616	284,372
Cost of sales	(2,741,141)	(1,568,983)	(1,720,483)	(270,814)
Gross (loss)/profit	(72,030)	33,236	86,133	13,558
Selling, general and administrative expenses	(114,083)	(170,010)	(220,075)	(34,641)
Research and development expenses	(15,875)	(22,365)	(21,965)	(3,457)
Total operating expenses	(129,958)	(192,375)	(242,040)	(38,098)
Loss from operations	(201,988)	(159,139)	(155,907)	(24,540)
Interest expense	(77,225)	(123,091)	(133,520)	(21,017)
Other income/(loss)	29,648	32,116	(48,443)	(7,625)
Loss before income taxes	(249,565)	(250,114)	(337,870)	(53,182)
Income tax benefit/(expenses)	20,675	(786)	(119,953)	(18,881)
Net loss	(228,890)	(250,900)	(457,823)	(72,063)

Net loss per share:
Basic	(1.39)	(1.28)	(2.34)	(0.37)
Diluted	(1.39)	(1.28)	(2.34)	(0.37)

Weighted average number of shares outstanding:
Basic	164,453,244	195,706,103	195,759,915	195,759,915
Diluted	164,453,244	195,706,103	195,759,915	195,759,915

Comprehensive loss
Net loss	(228,890)	(250,900)	(457,823)	(72,063)
Foreign currency translation adjustments, net of tax	(645)	(284)	901	143
Cash flow hedging loss, net of tax	10,219	(11,755)	0	0
Other comprehensive income/(loss)	9,574	(12,039)	901	143
Comprehensive loss	(219,316)	(262,939)	(456,922)	(71,920)

JA Solar Holdings Co., Ltd.

Condensed Consolidated Statements of Operations

(Unaudited)

	For six months ended
	Jun. 30, 2011	Jun. 30, 2012	Jun. 30, 2012
	RMB’000	RMB’000	USD’000

Net revenues	6,312,475	3,408,836	536,571
Cost of sales	(5,754,165)	(3,289,467)	(517,782)
Gross profit	558,310	119,369	18,789
Selling, general and administrative expenses	(187,130)	(390,085)	(61,401)
Research and development expenses	(27,811)	(44,331)	(6,978)
Total operating expenses	(214,941)	(434,416)	(68,379)
Income/(loss) from operations	343,369	(315,047)	(49,590)
Interest expense	(140,669)	(256,610)	(40,392)
Other income/(loss)	84,034	(16,327)	(2,570)
Income/(loss) before income taxes	286,734	(587,984)	(92,552)
Income tax expenses	(53,197)	(120,739)	(19,005)
Income/(loss) from continuing operations	233,537	(708,723)	(111,557)
Income from discontinued operations	7,753	0	0
Net income/(loss)	241,290	(708,723)	(111,557)

Income/(loss) per share from continuing operations:
Basic	1.42	(3.62)	(0.57)
Diluted	1.31	(3.62)	(0.57)

Income per share from discontinued operations:
Basic	0.05	0.00	0.00
Diluted	0.04	0.00	0.00

Net income/(loss) per share:
Basic	1.47	(3.62)	(0.57)
Diluted	1.35	(3.62)	(0.57)

Weighted average number of shares outstanding:
Basic	164,063,675	195,733,157	195,733,157
Diluted	172,341,341	195,733,157	195,733,157

Comprehensive income / (loss):
Net Income/(loss)	241,290	(708,723)	(111,557)
Foreign currency translation adjustments, net of tax	(2,293)	617	97
Cash flow hedging loss, net of tax	(5,865)	(11,755)	(1,850)
Other comprehensive loss	(8,158)	(11,138)	(1,753)
Comprehensive income/(loss)	233,132	(719,861)	(113,310)

JA Solar Holdings Co., Ltd.

Condensed Consolidated Balance Sheets

(Unaudited)

	Dec. 31,	Jun. 30,
	2011	2012	2012
	RMB’000	RMB’000	USD’000

ASSETS
Current assets:
Cash and cash equivalents	3,889,092	3,742,433	589,081
Restricted cash	88,632	213,052	33,536
Accounts receivable	1,244,904	1,531,782	241,112
Inventories	730,635	1,667,346	262,450
Advances to suppliers	435,657	280,887	44,213
Other current assets	1,320,202	1,250,061	196,767
Total current assets	7,709,122	8,685,561	1,367,159
Property and equipment, net	5,099,208	5,040,815	793,455
Advances to suppliers	1,452,920	1,355,105	213,302
Long-term investment	94,411	89,913	14,153
Deferred issuance cost	67,531	45,475	7,158
Other long term assets	312,407	308,071	48,492
Total assets	14,735,599	15,524,940	2,443,719
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term bank borrowings	529,906	1,091,704	171,841
Accounts payable	725,093	1,594,705	251,016
Advances from customers	320,277	102,463	16,128
Notes payables	—	93,954	14,789
Long term liabilities due in one year	885,000	1,571,000	247,285
Convertible Bond	—	1,285,160	202,292
Accrued and other liabilities	865,012	935,225	147,210
Total current liabilities	3,325,288	6,674,211	1,050,561
Convertible Bond	1,238,485	—	—
Long-term borrowings	3,461,916	2,763,848	435,046
Other long term liabilities	161,241	241,996	38,092
Total liabilities	8,186,930	9,680,055	1,523,699
Commitment and Contingencies
Shareholders’ equity	6,548,669	5,844,885	920,020
Total liabilities and shareholders’ equity	14,735,599	15,524,940	2,443,719

Contact:

In China

Martin Reidy

Brunswick Group

Tel: +86-10-5960-8600

E-mail:jasolar@brunswickgroup.com

In the U.S.

Cindy Zheng

Brunswick Group

Tel: +1-212-333-3810

E-mail:jasolar@brunswickgroup.com